AB 3/9

SEC Mail
Mail Processing
Section

FEB 28 2011

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James I. Black & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Florida Avenue
(No. and Street)

Lakeland (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Natasha Steadman 863-686-4163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nobles Decker Lenker & Cardoso, CPA's, PA
(Name – *if individual, state last, first, middle name*)

600 N Willow Ave, Ste 300 (Address) Tampa (City) FL (State) 33602-5114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11018652

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/16

OATH OR AFFIRMATION

I, Gerald L. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James I. Black & Company, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON R. H. EADY
MY COMMISSION # DD777005
EXPIRES: April 08, 2012
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

JAMES I. BLACK & COMPANY

December 31, 2010

Nobles, Decker, Lenker & Cardoso
Professional Association

Certified Public Accountants

AUDITED FINANCIAL STATEMENTS
JAMES I BLACK & COMPANY
DECEMBER 31, 2010

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW AVENUE
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

INDEPENDENT AUDITOR'S REPORT

Board of Directors
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statement of financial condition of James I. Black & Company as of December 31, 2010, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nobles Decker Lenker & Cardoso

February 18, 2011

STATEMENT OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY
December 31, 2010

ASSETS

Cash	$	618,362
Cash segregated for regulatory purposes		2,000
Deposits with clearing organizations		115,559
Receivables:		
Broker-dealers and clearing organizations		108,889
Brokerage customers		172,270
Non-customer, secured		116,220
Prepaid expenses		885
Refundable income taxes		3,300
Exchange membership		7,958
Furniture and equipment, net of accumulated depreciation of $139,549		21,870
	$	1,167,313

LIABILITIES AND STOCKHOLDERS' EQUITY

Payables:		
Broker-dealers and clearing organizations	$	849
Brokerage customers		143,902
Accounts payable and accrued expenses		36,736
Total Liabilities		181,487
Stockholders' equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share		50,000
Additional paid-in capital		150,124
Retained earnings		785,702
Total Stockholders' Equity		985,826
	$	1,167,313

Read Notes to Financial Statements

STATEMENT OF INCOME
JAMES I. BLACK & COMPANY
Year Ended December 31, 2010

REVENUES	
Commissions	$ 1,984,697
Interest	8,908
Other	20,518
	2,014,123
EXPENSES	
Employee compensation and benefits	1,487,314
Floor brokerage, exchange and clearance fees	103,633
Communications and data processing	106,714
Occupancy	109,136
Other	145,139
	1,951,936
INCOME BEFORE INCOME TAXES	62,187
Provision for income taxes	11,700
NET INCOME	$ 50,487

Read Notes to Financial Statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I. BLACK & COMPANY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2009	$ 50,000	$ 150,124	$ 735,215	$ 935,339
Net Income			50,487	50,487
Balance at December 31, 2010	$ 50,000	$ 150,124	$ 785,702	$ 985,826

Read Notes to Financial Statements

STATEMENT OF CASH FLOWS
JAMES I. BLACK & COMPANY
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	50,487
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		12,814
(Increase) decrease in operating assets:		
Cash segregated for regulatory purposes		48,000
Deposits with clearing organizations	(	20,475)
Receivables:		
Broker - dealers and clearing organizations		26,031
Brokerage customers		38,165
Non-customer, secured		743
Prepaid expenses	(	885)
Refundable income taxes	(	3,300)
Exchange membership	(	2,958)
Increase (decrease) in operating liabilities:		
Payables:		
Broker-dealers and clearing organizations	(	11,572)
Brokerage customers		60,530
Accounts payable and accrued expenses		5,771
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		203,351
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture and equipment	(	12,302)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(	12,302)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank loans		-0-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		-0-
NET INCREASE (DECREASE) IN CASH		191,049
CASH AT BEGINNING OF YEAR		427,313
CASH AT END OF YEAR	$	618,362
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	-0-
Income tax paid	$	15,000

Read Notes to Financial Statements

NOTE A - - ORGANIZATION AND NATURE OF BUSINESS

Organization - James I. Black & Company, Inc. (the Company) is a securities broker-dealer with its office and operations in Lakeland, Florida.

The Company was incorporated in 1964 in the state of Florida. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), in the states of Florida, Texas, Nevada and New York with 90% of its customers being located in Florida. The Company is a member of the Chicago Stock Exchange and is consequently subject to their rules and regulations. The primary regulators are the Financial Industry Regulatory Authority Inc. and for municipal securities, the Municipal Securities Rulemaking Board. Additionally, the Company is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. The CFTC has designated the National Futures Association as the primary regulator for its futures and commodities trading activities.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Exchange membership – The Company's exchange membership, which represents a minority ownership interest in an exchange and provides the Company with the right to conduct business on such exchange is stated at fair value (see Note J).

Furniture and equipment – Furniture and equipment are stated at cost. Depreciation is determined using the declining – balance method over the estimated useful lives of the assets, ranging from three to seven years. Furniture and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments – Certain financial instruments reflected on Statement of Financial Condition (e.g. Cash, Deposits with clearing organizations, Receivables, Prepaid expenses, Payables and Accounts payable and Accrued expenses) are recorded at cost, which approximates fair value due, among other factors, to their short-term nature.

Advertising – The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $4,421 for the year ended December 31, 2010.

Securities transactions – Customers' securities transactions and related commission revenues and expenses of the Company are recorded on the date that they settle. Principal transactions are also recorded on the date that they settle. The financial statements are adjusted for any material effect arising from the use of a trade-date basis for transactions. For 2010, no material effect requiring adjustment to the financial statements was noted.

Commission revenues – Commission revenues consist primarily of commissions earned from transactions executed over various exchanges, revenues from the sale of investment company shares and executed commodity futures transactions for acting as an "introducer" broker.

NOTE C - - RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for such receivables. Such collateral is not reflected in the accompanying financial statements.

NOTE D - - SECURITIES OWNED

The Company may own securities but maintains a policy to avoid trading and investment risks associated with ownership. During 2010, the Company realized no gains or losses from any trading activity. The company did not have any long or short security positions at December 31, 2010.

NOTE E - - BANK LOANS

The Company maintains a $300,000 credit line for customer margin with a commercial bank in Chicago, Illinois. The credit line is scheduled to expire in March of 2012. The loans would be collateralized by customer securities and used to finance customer margin account debit balances. Borrowings under this facility do not qualify as regulatory capital. At December 31, 2010, the outstanding loan under this facility was $-0-. The interest rate charged is the bank's prime rate (3.25% at December 31, 2010).

NOTE E - - BANK LOANS (CONTINUED)

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), the Company has an agreement with M F Global Holdings, Ltd. to clear customer transactions on an omnibus basis. The Company provides customer securities and customer funds to M F Global Holdings, Ltd as collateral for the customer's positions and option margin requirements. At December 31, 2010, the aggregate market value of these positions totaled $122,157.

NOTE F - - SUBORDINATED LIABILITIES

The Company did not have liabilities subordinated to claims of general creditors as of December 31, 2010, nor were there any increases or decreases in such liabilities during the year.

NOTE G - - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an operating lease for office space and equipment. In addition, the aggregate future minimum annual rental commitment under the lease, which expires on December 31, 2018, is $32,100 per year. The agreement includes an option to renew for an additional five years at the rate of $3,000 per month. Future minimum payments under non-cancelable leases are as follows:

December 31	Amount
2011	$ 32,100
2012	32,100
2013	32,100
2014	32,100
2015	32,100
	$ 160,500

NOTE H - - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or a counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

NOTE I - - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration risks as of December 31, 2010 amounted to $118,738.

NOTE J - - FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value accounting establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 inputs are unadjusted quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of December 31, 2010.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in less active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2010.

The following table presents the Company's fair value hierarchy as of December 31, 2010 for assets and liabilities measured at fair value:

	Level 2 (significant observable inputs)
Exchange membership	$ 7,958

NOTE K - - RELATED-PARTY TRANSACTIONS

ITB Capital Management LLP (ITB) is a commodity pool operator and is partially owned by an employee-stockholder of the Company. ITB manages investment funds for qualified individuals and other entities within the ITB Funds and transacts their business through the National Futures Association firm of M F Global Holdings, Ltd. A portion of the commissions generated by ITB transactions through M F Global Holdings, Ltd. are earned by the Company for acting as "introducer" broker. During 2010, the Company earned approximately $1,100,000 of such revenue and the Company incurred employee-stockholder compensation of approximately $550,000 related to such revenue.

The "non-customer, secured" account represents a margin account balance for a stockholder of the Company and as such is not considered a brokerage customer.

The Company leases office space on an annual basis from an entity majority owned by two of its stockholders. The rental expense of $32,100 is included in occupancy expense for the year ended December 31, 2010.

NOTE L - - INCOME TAXES

The components of the provision for corporate income taxes are as follows:

	2010
Current - Federal	$ 8,782
Current - State	2,918
	$ 11,700

A reconciliation of the expected and the reported provision for corporate income tax follows:

	2010
Income tax expected based upon statutory rates (Federal and State)	$ 13,691
Effect of (non-taxable) non deductible and other items, net	$ 711
Income tax benefit from net operating loss and contributions carried forward	(2,702)
Provision for income taxes	$ 11,700

NOTE M -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level. As of December 31, 2010, the Company had net capital of $894,518 and net capital requirements of $250,000, resulting in $644,518 excess net capital.

NOTE N -- COMPUTATION OF RESERVE REQUIREMENTS

As of December 31, 2010, the Company had a required reserve requirement computation of $-0- pursuant to Rule 15c3-3 of the Securities and Exchange Commission, which was appropriately satisfied with an amount of deposit on $2,000 as of December 31, 2010.

NOTE O - - SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

During 2004, the Company established a Savings Incentive Match Plan for Employees (SIMPLE – IRA), whereby the employees may elect to contribute up to $14,000 (including catch-up contributions for employees over age 49) of their gross wages upon meeting age and length of service requirements. The Company matches employee contributions up to 3% of electing employees' wages. Employer contributions to the Plan totaled $13,726 for the year ended December 31, 2010.

NOTE P - - SUBSEQUENT EVENTS

As required under FASB ASC 855, management has evaluated events through February 25, 2011, the date on which the financial statements were available to be issued. As a result of such evaluation, management has determined that no recognized (Type I) or non-recognized (Type II) subsequent events have taken place.

SUPPLEMENTARY FINANCIAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES I BLACK & COMPANY

As of December 31, 2010

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2010

Stockholder's equity		$	985,826
Deductions and charges			
Non-allowable assets			
Exchange memberships	7,958		
Furniture and equipment	21,870		
Other assets	61,480		
			91,308
Net capital before haircuts on security positions			894,518
Less:			
Haircuts on security positions			-0-
Net capital		$	894,518
Aggregate indebtedness		$	181,487
Minimum net capital required		$	250,000
Excess net capital		$	644,518
Excess net capital at 1000%		$	594,518
Ratio: Aggregate indebtedness to net capital	.20 to 1		

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2010)

Net capital as reported in Company's Part II (unaudited FOCUS report)	$	894,518
Adjustments	$	-0-
Net capital per above	$	894,518

SCHEDULE II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2010

Credit balances:		
Free credit balances and other credit balances in customer's securities accounts	$	143,902
Customers' securities failed to receive		849
Concentration Charge		10,129
Total credit items		154,880
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		170,487
Fails to deliver of customers' securities not older than 30 calendar days		1,253
Total debit items		171,740
RESERVE COMPUTATION		
Excess of total debits over total credits	$	16,860
105% of excess of total credits; required reserve deposit	$	-0-
Amount held on deposit in Reserve Bank Account	$	2,000
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2010)		
Required deposit as reported in Company's Part II (unaudited FOCUS report)	$	-0-
Adjustments		-0-
Required deposit per this computation	$	-0-

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2010

	Market Value	Number of items
1) Customer's fully paid and excess margin securities not in the Company's possession or control as of December 31, 2010 but for which instructions to reduce possession or control had been issued as of December 31, 2010, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
2) Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2010, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I BLACK & COMPANY

As of December 31, 2010

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 3.7 and the regulations there under, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers and maintains and preserves such books and records thereto.

INDEPENDENT ACCOUNTANT'S REPORT
ON
APPLYING AGREED-UPON PROCEDURES

JAMES I. BLACK & COMPANY

DECEMBER 31, 2010

NOBLES, DECKER, LENKER & CARDOSO
Professional Association

Certified Public Accountants

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW AVENUE
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
James I Black & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by James I. Black & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating James I. Black & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). James I. Black & Company's management is responsible for the James I. Black & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (none) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended , 20
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 677.73
   B. Less payment made with SIPC-6 filed (exclude interest) (356.17)
   7/19/2010
   Date Paid
   C. Less prior overpayment applied (321.56)
   D. Assessment balance due or (overpayment) 321.56
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0.00
   F. Total assessment balance and interest due (or overpayment carried forward) $ 321.56
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 321.56
   H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
-None-

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

James I Black & Co
(Name of Corporation, Partnership or other organization)

Natashe Stead
(Authorized Signature)

Asst Compliance Officer
(Title)

Dated the 25 day of Jan , 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/10, 20 10
and ending 12/31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,014,123.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	568,308.00
(2) Revenues from commodity transactions.	1,148,813.00
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	22,348.00
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3563.20	
Enter the greater of line (i) or (ii)	3563.20
Total deductions	6.00
2d. SIPC Net Operating Revenues	$ 271,090.80
2e. General Assessment @ .0025	$ 677.73
	(to page 1, line 2.A.)

REPORT ON INTERNAL CONTROL

JAMES I. BLACK & COMPANY

DECEMBER 31, 2010

NOBLES, DECKER, LENKER & CARDOSO
Professional Association

Certified Public Accountants

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW AVENUE
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

February 18, 2011

Board of Directors
James I. Black & Company
Lakeland, Florida

In planning and performing our audit of the financial statements of James I. Black & Company for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we have attached a listing of items for your consideration that are not considered to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Nobles Decker Lenker & Cardoso

NOBLES, DECKER, LENKER & CARDOSO

COMMENTS AND OBSERVATIONS

Various control deficiencies were noted during the course of performing our audit:

1) Due to the small closely-held nature of the Company there is an inherent lack of segregation of duties within certain accounting procedures performed by Company personnel.

2) In reviewing the closing report form the Financial Industry Regulatory Authority's (FINRA) regulatory examination report; the Company was cautioned for various compliance matters. The Company should implement and/or be compliant with all matters FINRA noted, as well as all other securities rules and regulations.

The above control deficiencies are individually and in the aggregate not deemed to be a material weakness in internal control and control activities for safeguarding securities.

INVOCO

ADVISORS TO THE SECURITIES INDUSTRY

Independent AML Testing Report

James I. Black & Company

<u>Testing Year</u>
2010

1499 W. Palmetto Park Road, Suite 250
Boca Raton, Florida 33486

2010 Independent AML Testing Report

James I. Black & Company

Executive Summary

Pursuant to NASD Rule 3011(c), Invoco Corporation ("Invoco") performed independent testing of the Anti-Money Laundering ("AML") Compliance Program of James I. Black & Company ("JIB" or the "Firm"). The on-site portion of the testing was performed on December 2, 2010 and the final testing was completed as of the date hereof. Invoco compliments the Firm and its staff on the attitude toward complete compliance with the letter and spirit of NASD Rule 3011 and the current AML laws, regulations and rules.

The "Testing Year" was the calendar year 2010. The following report details the examination process, areas examined and, where applicable, observations, notes and exceptions as well as corrective action to help keep the Firm in compliance.

In general, the Firm has implemented and administered its AML Compliance Program consistent with its design and in a manner designed to maintain compliance with current AML laws, regulations and rules.

While this report contains recommendations to the Firm that would improve the implementation and administration of its risk based AML Compliance Program, Invoco did not find evidence of any material violations of AML regulatory requirements.

Examination Process

Invoco utilizes a three part approach when performing independent testing for AML compliance:

- Interviews (initial and during the document review portion) with compliance personnel to test the knowledge and understanding of AML compliance requirements;

- A review of records and documentation evidencing compliance with specific AML compliance requirements both offsite and on site; and

- An Exit interview and review of observations and exceptions noted.

Interviews With Compliance Personnel

Invoco performed an interview of the Chief Compliance Officer, Fred Cotsworth, to understand any changes in the nature of the Firm's business and overall approach to its AML Compliance Program. Mr. Cotsworth demonstrated an understanding of the Firm's compliance procedures and current AML laws, rules and regulations.

Nature of Business. Invoco notes that the Firm's engages in a general securities business as a self-clearing registered broker/dealer. The Firm maintains funded accounts for its clients and uses Goldman Sachs for its money market accounts where wires or any other monetary payments on behalf of its clients are processed. The Firm has 12 employees, approximately 1,000 accounts and added approximately 100 new accounts in 2010.

Review of Procedures, Records and Documentation

Results of the review of specific procedures, records, documents and areas examined are set forth in this report. Detail on the documents and specific information reviewed as part of the independent testing is contained on the "*Items Reviewed*" list attached to this report. Except where noted, Invoco utilized a "sample" testing approach.

Observations on Review of Records and Documentation

AML Compliance Program

Invoco reviewed the Firm's AML Compliance Program for consistency and compliance with current AML laws, rules and regulations, and any changes thereto since the prior AML Testing ("AML Rules"). Based on the nature of the Firm's business (outlined above), the AML Compliance Program appeared to be adequately designed to ensure compliance with AML Rules. The AML Compliance Program was updated and approved in writing by the AML Compliance Officer in August 2009.

Invoco noted a few items missing in the AML Compliance Program. This was discussed with the compliance staff during the on-site testing and it was agreed that the Firm would update the program for 2011 using the 2010 small firm template as a foundation for its update.

Recommended Corrective Action:

- Provide written evidence that the AML Compliance Program is reviewed and undated at least annually.

- Update the AML Compliance Program using the FINRA small firm template that was updated in January 2010.

Customer Identification Information

The Firm maintains a written Customer Identification Program ("CIP") as part of its AML Compliance Program that appears consistent with current AML Rules. Invoco examined a random sample of the account paperwork for the accounts opened in 2010. For all accounts sampled, the Firm obtained the customer's name, date of birth, address and identification number said prospective investor indicating that the Firm is gathering and verifying required AML information for retail customers. JIB is also performing timely OFAC checks.

Recommended Corrective Action:

- None.

Verification

The Firm obtained and maintained documentation sufficient to verify the identity of all entities and individual retail accounts opened in 2010. The Firm obtained copies of valid US drivers licenses for all individuals and the principals of entity account holders. Invoco noted one account where the Firm received verification of the trust documents for an entity account; but failed to confirm the authenticity of the LLC entity. Invoco recommends the Firm verify the existence of the LLC in its state of formation via a government website.

Recommended Corrective Action:

- Maintain evidence of the Firm's verification of all entity accounts either through documentary means (e.g., certified copies of formation documents) or non-documentary means (e.g., printouts available from government maintained websites such as Secretary or State websites).

CIP Notification

Invoco's exam revealed evidence that the Firm is delivering the required CIP Notification timely at account opening. The notice is incorporated into and made a part of the required new account documents; however, Invoco noted one entity account where evidence of communication of the CIP Notification was missing from one of the account files sampled.

Recommended Corrective Action:

- Make sure to maintain evidence of how the CIP Notice is being communicated to customers at the time the account is opened.

Foreign Shell Banks

The Firm principal indicated the Firm maintained no foreign accounts, and no foreign accounts were opened in 2010. Invoco found no evidence the Firm maintained any foreign shell banks.

Recommended Corrective Action

- Not applicable.

Correspondent Accounts of Foreign Financial Institutions

The Firm principal indicated the Firm maintained no correspondent accounts for foreign financial institutions and that no foreign accounts were opened in 2010. Invoco found no evidence the Firm maintained any correspondent accounts for foreign financial institutions.

Recommended Corrective Action

- Not applicable.

Suspicious Activity

The Firm represented that no Suspicious Activity Reports (SARs) were filed in the Testing Year (2010).

Invoco reviewed several areas to verify that the Firm is monitoring for suspicious activities, including: *Monetary Transactions, Trading Activity and Customer Account Information.*

Monetary Transactions.
Invoco reviewed a random sample of wires, journals and check requests that the Firm processed on behalf of its customers. Invoco found evidence of proper principal oversight and no evidence of suspicious activity with any of the monetary transactions related to the Firm's securities business. The AML Officer evidences review of all outgoing wires and journals.

Trading Activity. Invoco reviewed a random sample of trading activity and found no evidence of any suspicious activity that could be related to the Firm's trading activity.

Customer Account Information. The Firm obtained the required information for each customer account sampled in the examination during the Testing Year. Invoco found no suspicious activity related to the customer account information. The Firm is obtaining and reviewing information necessary to monitor for suspicious activity in customer account information. Evidence of principal review was maintained in the new account information.

Recommended Corrective Action:

- None.

Special Due Diligence for Private Banking Accounts of Non-US citizens

The Firm represented that it does not maintain "Private Banking Accounts" for anyone, including non-US citizens. Invoco's review found no evidence of "Private Banking Accounts" or foreign accounts.

Recommended Corrective Action:

- None.

Currency Transaction Reports

The Firm's principal represented that the Firm occasionally receives cash deposits. The Firm maintains a cash and checks received log and completes a CTR form report for any deposits in excess of $4,000. In the event the cash receipt is in excess of $10,000, the Firm actually files the CTR form.

Additionally, no "structured transactions" were identified. The Firm's principal represented that the Firm filed no CTRs in the Testing Year. Invoco found no evidence of any deposits of cash in excess of $10,000 or "structured transactions".

Recommended Corrective Action:

- None.

Currency and Monetary Instrument Transportation Reports

The Firm's principal represented that the Firm was not involved in any transaction where cash or cash-like monetary instruments of more than $10,000 were physically transported into or outside

of the US. As a result, the Firm's principals represented that the Firm filed no CMIRs in the Testing Year.

Invoco found evidence of one bearer bond received from a local customer with instructions for the proceeds to remain in the US.

Recommended Corrective Action:

- None.

Foreign Bank and Financial Accounts

The Firm's principal represented that the Firm did not have a financial interest in or signature authority over any bank or financial account in a foreign country. Invoco found no evidence of such an interest or signature authority.

Recommended Corrective Action:

- None.

Fund Transfer Rules and Treasury Joint and Travel Rules

The Firm provided records for all the wires processed in the third quarter of 2010. A random sample of the wires revealed that the Firm is obtaining and maintaining the required information with appropriate principal oversight.

Recommended Corrective Action:

- None.

Sharing Information with and Responding to Requests for Information

Other than the periodic FinCEN requests made to all US financial firms, the Firm's principal represented that the Firm received no other requests for information. The Firm's principal represented that no matching information was found based on the FinCEN requests. The Firm has documented its compliance with FinCEN which reviews appear to have been performed timely.

Recommended Corrective Action:

- None.

Designation of an AML Compliance Officer and Approval of Program

The Firm has designated an AML Compliance Officer and has evidence of written approval of its AML Compliance Program and Customer Identification Program. The Firm's principal represented that FINRA had been notified of the designation and that the Firm performs its quarterly updates timely when the quarterly FOCUS reports are filed.

Recommended Corrective Action:

- None.

AML Testing

The Firm retained a Brimmer, Burek, Keelan, LLP, an independent accounting firm, to conduct its independent AML testing for calendar year 2009.

Recommended Corrective Action:

- None.

AML Training

The Firm presented evidence that it had performed AML Training in September 2010 for all its registered representatives. Further, the Firm presented evidence of signed "Employee Attestations" from each employee stating that they have read the Firm's relevant anti-money laundering procedures.

Recommended Corrective Action:

- None.

Exit Interview

Invoco performed an exit interview with the Firm's AML Compliance Officer during which all observations, notes and exceptions were discussed. In said Exit interview, it was agreed that the Firm would review all recommendations and determine the necessary corrective action.

Confidentiality

Invoco and its staff acknowledge the Firm's requirement to maintain its customer and Firm information in strict confidence pursuant to Regulation SP, FINRA Rules as well as other related

federal and state laws, regulations and rules ("Confidentiality Requirements"). Invoco and its staff do not retain or make records of any customer identifying information, personal financial information or other information that may be considered personal or of a sensitive nature. Invoco and its staff hereby agree to keep all information obtained during the course of its AML Testing strictly confidential and to comply with the Firm's Confidentiality Requirements as well as the Firm's internal policies regarding confidentiality.

AML Testing Completed: December 17, 2010

Invoco Corporation

1499 W. Palmetto Park Road, Suite 250
Boca Raton, Florida 33486